January 19, 2010

Via U.S. Mail and Facsimile 310.889.2510

Mr. David T. Nguyen
Treasurer and Controller
The Intergroup Corporation
820 Moraga Drive
Los Angeles, CA 90049

     Re: **The Intergroup Corporation**
             Form 10-KSB for the fiscal year ended June 30, 2008
             File No. 001-10324

Dear Mr. Nguyen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant